Exhibit 11.1

GENESEE & WYOMING INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER COMMON SHARE
(in thousands, except per share amounts)

	Three Months Ended	Three Months Ended
	March 31, 2001	March 31, 2000

BASIC EARNINGS PER SHARE CALCULATION:

Net Income available to common shareholders	$6,342	$4,412

Weighted average number of shares of common stock	4,511	4,328

Earnings per share — basic	$1.41	$1.02

DILUTED EARNINGS PER SHARE CALCULATION:

Net Income	$6,578	$4,412

Weighted average number of shares of common stock and common stock equivalents outstanding:

Weighted average number of shares of common stock	4,511	4,328

Common stock equivalents issuable under stock option plans	149	97

Common stock equivalents applicable to Redeemable Convertible Preferred Stock	870	—

Weighted average number of shares of common stock and common stock equivalents — diluted	5,530	4,425

Earnings per share – diluted	$1.19	$1.00